Jeff Whiteside	2219 Rimland Drive
Chief Financial Officer and	Suite 301
Chief Collaboration Officer	Bellingham, WA 98226
eXp World Holdings, Inc.	Tel: 518-852-4104
Jeff.Whiteside@expworldholdings.com
www.expworldholdings.com

January 5, 2021

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:  eXp World Holdings, Inc.

Form 10-K for the year ended December 31, 2019

Filed on March 12, 2020

Response dated January 5, 2021

File No. 001-38493

Dear Mr. Hamady and Ms. Menjivar:

We are writing in response to the letter (“Comment Letter”) dated December 21, 2020 from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2019 (“Form 10-K”) of eXp World Holdings, Inc. (the “Company”, “us”, “we”, and “our”). The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Staff Comment #1: Please explain to us the reasons why your income tax expense increased for the year ended December 31, 2019 compared to the same period in 2018. Include within your response a discussion of all material changes to reconciling items disclosed on page 61 that caused your effective tax rate to change from (0.35)% in 2018 to (5.50)% in 2019.

Response #1: We respectfully acknowledge that page 29 of our Form 10-K, which contains the income tax expense explanations related to our results of operations, does not discuss in detail the drivers for income tax expense. In order to comply with Commission recommendations to reduce duplicative disclosures throughout our Form 10-K, we elected to rely on the disclosures on pages 60-62 within Part II, Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, to inform readers of our income tax expense and details thereto. We acknowledge the Staff’s comment and will ensure in future filings to clearly explain trends and changes in income taxes within our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section as prescribed by Regulation S-K, Item 303. The following represents an example of such disclosure as it relates to the income tax expense section of our Form 10-K, as well as additional insight into the changes in our income tax expense and effective income tax rate:

Income Tax Benefit (Expense)

Income tax expense increased $0.4 million, or 539%, for the year ended December 31, 2019 compared to the same period in 2018. The change in income tax expense was primarily attributable to increase in state taxes in jurisdictions with no net operating loss or credit carryforwards available to reduce income tax liability; and increase in foreign taxes as a result of the growth experienced during the year ended December 31, 2019 in our Canadian operations.

With respect to the reconciling items disclosed on page 61, the material changes that caused the effective tax rate to change from (0.35)% in 2018 to (5.50)% or  an increase of 5.15% in 2019 are the following:

a)	(3.67)% is attributable to the increase in state taxes in jurisdictions with no net operating loss or credit carryforwards available to reduce income tax liability, primarily Texas.

b)	(1.58)% is attributable to the increase in foreign taxes, primarily driven by higher income derived from our operations in our Canadian subsidiary due to increased revenues.

c)	0.10% is the net change of all other items.

The Company disclosed within Note 13 to the financial statements a reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported. This reconciliation included prior year true up items with an effect of 109.08%, which relates to a prior-year true up to deferred tax assets identified in 2019. The Company has a full valuation allowance due to the net loss financial position and management determined that the deferred tax asset was not likely to be realized in the future. Therefore, the adjustment corrected out of period in 2019 did not have an impact to the face financial statements. Rather, the impact was limited to the tax footnote disclosure. The prior year true up related to an adjustment to prior-year stock-based compensation and net operating loss deferred tax assets as a result of the omission of certain prior-year stock-based compensation related excess tax benefits. Due to the full valuation allowance placed against these deferred tax assets in both 2018 and 2019, the adjustment had no impact on our income tax expense or the Company’s consolidated balance sheets, consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows as of and for the years ended December 31, 2019 and 2018.

If there are any questions concerning our response to the Comment Letter, please feel free to contact me at 518-852-4104 at your convenience.

EXP WORLD HOLDINGS, INC.

By:	/s/ Jeff Whiteside
Jeff Whiteside
Chief Financial Officer and Chief Collaboration Officer

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